Exhibit 99.28

AMENDMENT NO. 1 TO OPTION GRANT AGREEMENT

This AMENDMENT NO. 1 TO OPTION GRANT AGREEMENT (this “Amendment”), dated as of January 7, 2013, by and between NTR Metals, LLC, a Texas limited liability company (the “Optionee”) and DGSE Companies, Inc., a Nevada corporation (the “Company”), hereby amends that certain Option Grant Agreement dated October 25, 2011 (the “Agreement”), by and between the Company and the Optionee (collectively, the “Parties”). Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed to them in the Agreement.

RECITALS

WHEREAS, the Parties have previously entered into the Agreement, dated October 25, 2011, pursuant to which the Company granted to Optionee options to purchase shares of the Company’s common stock, in exchange for the forgiveness of an aggregate of $2.5 million in inter-company debt then-owed to the Optionee by the Company; and

WHEREAS, the Parties each desire to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Section 6 is hereby deleted and replaced in its entirety with the following:

“Limited Transferability of Option. This Option shall be exercisable only by the Optionee and shall not be assignable or transferable, provided, however, that the Optionee may assign its respective benefits and obligations under this Agreement to Elemetal, LLC, f/k/a Global Metal Holdings, LLC, (“Elemetal”), if, and only if, Elemetal agrees in writing to be bound by the terms hereof, including but not limited to the restrictions on assignability and transfer of this Option contained in this Section 6. Nothing in this Agreement shall be construed to allow Elemetal to assign or transfer this Option to any other person or entity, including but not limited to its subsidiaries and affiliates.”

2. This Amendment may be executed in identical counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement. This Amendment, once executed by a party, may be delivered to each other party hereto by facsimile or electronic transmission of a copy of this Amendment bearing the signature of the party so delivering this Amendment.

3. Except to the extent set forth herein, all other terms and provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties have caused their respective signatures to this Amendment No. 1 to the Agreement to be duly executed as of the date first written above.

THE COMPANY:

DGSE COMPANIES, INC.,
a Nevada corporation

By:	/s/ James J. Vierling
Name: James J. Vierling
Title: Chief Executive Officer, President and
Chairman of the Board

OPTIONEE:

NTR METALS, LLC,
a Texas limited liability company

By:	/s/ John R. Loftus
Name: John R. Loftus
Title: President